AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS
ENDED DECEMBER 31, 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	March 31
	2005	2005
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$4,087,880	$7,335,379
Marketable securities (note 3)	160,900	290,297
Amounts receivable and prepaids	260,982	262,673
Balance receivable from related parties (note 6)	543,267	–
	5,053,029	7,888,349

Equipment	39,490	47,105
Mineral property interests (note 4)	98,429	155,929

	$5,190,948	$8,091,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$37,625	$777,971
Balances payable to related parties (note 6)	–	93,272
	37,625	871,243

Shareholders' equity
Share capital (note 5)	23,997,068	22,387,954
Contributed surplus	487,821	507,065
Deficit	(19,331,566)	(15,674,879)
	5,153,323	7,220,140

	$5,190,948	$8,091,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason
Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Expenses
Amortization	$2,538	$3,465	$7,614	$10,396
Conference and travel	34,305	805	34,557	3,415
Exploration (schedule)	498,149	3,492,903	2,982,042	5,224,846
Legal, audit, and accounting	8,272	17,073	57,894	57,973
Management and consulting	7,302	11,642	34,845	33,530
Office and administration	30,158	40,081	106,447	63,211
Property investigation	1,681	–	1,681	–
Salaries and benefits	89,348	77,176	329,894	207,254
Shareholder communication	13,513	31,375	63,837	78,281
Stock-based compensation (recovery) - exploration	–	48,351	(9,875)	217,341
Stock-based compensation (recovery) - administration	–	38,762	(6,407)	286,382
Trust and filing	3,107	5,105	11,576	16,172
	688,373	3,766,738	3,614,105	6,198,801

Other items
Foreign exchange gain	(681)	4,105	(46,875)	8,906
Gain on sale of marketable securities	–	25,369		(40,090)
Interest income and other	(33,650)	(64,691)	(95,322)	(195,913)
Loss on marketable securities	–	–	387	–
Mark-to-market adjustment on warrants	9,000	–	107,000	–
Tax on flow-through shares	–	98,200	–	98,200
Writedown of marketable securities	10,000	1,667	67,392	1,667
Writedown of mineral property interests	10,000	–	10,000	–
	(5,331)	64,650	42,582	(127,230)

Loss for the period	$683,042	$3,831,388	$3,656,687	$6,071,571
Deficit, beginning of period	18,648,524	9,287,423	15,674,879	7,047,240

Deficit, end of period	$19,331,566	$13,118,811	$19,331,566	$13,118,811

Basic and diluted loss per share	$0.01	$0.08	$0.07	$0.14

Weighted average number
of common shares outstanding	51,337,107	45,343,526	49,053,846	44,885,448

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31		Nine months ended December 31
Cash provided by (used in)	2005	2004	2005	2004

Operating activities
Loss for the period	$(683,042)	$(3,831,388)	$(3,656,687)	$(6,071,571)
Items not involving cash
Amortization	2,538	3,465	7,614	10,396
Common shares issued for property fees	–	–	18,750	156,000
Gain or loss on sale of marketable securities	–	25,369	387	(40,090)
Mark-to-market adjustment on warrants	9,000	–	107,000	–
Stock-based compensation	–	87,113	(16,282)	503,723
Writedown of mineral interests	10,000	–	10,000	–
Writedown of marketable securities	10,000	1,667	67,392	1,667
Changes in non-cash working capital items
Amounts receivable and prepaids	68,657	(223,356)	1,691	(254,542)
Balances receivable from and payable to related parties	(501,944)	(166,623)	(636,539)	105,119
Accounts payable and accrued liabilities	(204,696)	886,407	(740,346)	903,140
	(1,289,487)	(3,217,346)	(4,837,020)	(4,686,158)

Investing activities
Proceeds from sale of marketable securities	–	81,131	2,119	146,590
Acquisition of mineral property interests	–	–	–	(168,000)
Purchase of marketable securities	–	–	–	(125,000)
	–	81,131	2,119	(146,410)

Financing activities
Issuance of share capital, net of costs	1,518,213	329,373	1,587,402	517,907

Increase (decrease) in cash and equivalents	228,726	(2,806,842)	(3,247,499)	(4,314,661)

Cash and equivalents, beginning of period	3,859,154	12,216,854	7,335,379	13,724,673

Cash and equivalents, end of period	$4,087,880	$9,410,012	$4,087,880	$9,410,012

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–	$–	$–
Taxes paid	$–	$–	$–	$–

Non cash financing and investing activities:
Issuance of common shares for property option fees	$–	$–	$18,750	$–
Receipt of 250,000 common shares of
Endurance Gold Corporation for property option	$36,000	$–	$47,500	$–

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
Nine months ended December 31, 2005 and 2004
(Unaudited - Expressed in Canadian Dollars)

	Mexico	British		All
	Inde	Columbia	Other	Properties
	Property	Properties	Properties	Total

Exploration expenses for the nine months ended December 31, 2005
Assays and analysis	$–	$196,273	$–	$196,273
Drilling	–	260,900	–	260,900
Equipment rental	–	185,222	–	185,222
Freight	–	40,156	–	40,156
Geological	–	1,105,607	–	1,105,607
Graphics	–	18,976	–	18,976
Helicopter	–	260,720	–	260,720
Property fees and assessments	–	23,310	–	23,310
Property option payments	–	78,750	–	78,750
Site activities	–	722,042	–	722,042
Travel and accommodation	–	90,086	–	90,086
Incurred during the period	–	2,982,042	–	2,982,042
Cumulative expenditures, beginning of period	2,346,761	8,089,989	1,811,188	12,247,938
Cumulative expenditures, December 31, 2005	$2,346,761	$11,072,031	$1,811,188	$15,229,980

Exploration expenses for the nine months ended December 31, 2004
Assays and analysis	$–	$366,447	$–	$366,447
Drilling	–	388,094	–	388,094
Engineering	–	36,750	–	36,750
Enviromental	3,781	1,800	–	5,581
Equipment rental	–	76,728	–	76,728
Freight	–	31,707	–	31,707
Geological	–	2,138,015	–	2,138,015
Graphics	–	51,120	–	51,120
Helicopter	–	519,911	–	519,911
Property option payments	–	48,900	–	48,900
Property fees and assessments	1,608	40,607	–	42,215
Site activities	1,140	1,380,176	–	1,381,316
Travel and accommodation	–	138,062	–	138,062
Incurred during the period	6,529	5,218,317	–	5,224,846
Cumulative expenditures, beginning of period	2,347,416	435,384	1,811,188	4,593,988
Cumulative expenditures, December 31, 2004	$2,353,945	$5,653,701	$1,811,188	$9,818,834

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the nine month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending March 31, 2006.

2.	CHANGE IN ACCOUNTING POLICY

Effective April 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

3.	MARKETABLE SECURITIES

			Market
	Number	Book value	value
December 31, 2005
Yukon Zinc Corporation (formerly Expatriate Resources Ltd.)
common shares (1)	537,000	$107,400	$209,430
Endurance Gold Corporation common share (note 4(a))	250,000	37,500	37,500
ComWest Enterprise Corp. (formerly Chatworth Resources
Inc.) warrants (3)	12,426	7,000	7,000
Sydney Resource Corporation warrants (2)	300,000	9,000	9,000
Total		$160,900	$262,930

March 31, 2005
Yukon Zinc Corporation (formerly Expatriate Resources Ltd.)
common shares (1)	537,000	$163,964	$171,840
Chatworth Resources Inc. (formerly GMD Resources Corp.)
common shares	16,667	3,333	3,583
Chatworth Resources Inc. warrants	16,667	22,000	22,000
Yukon Zinc Corporation warrants (1)	250,000	12,000	12,000
Sydney Resource Corporation warrants (2)	300,000	89,000	89,000
Total		$290,297	$298,423

(1)

On July 21, 2004, the Company subscribed to a private placement in Yukon Zinc Corporation (formerly Expatriate Resources Ltd.) (“Yukon Zinc”) consisting of 500,000 units for a total cost of $125,000. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is convertible into one common share of Yukon Zinc. The costs totaling $125,000 were allocated between the common shares and warrants of Yukon Zinc based on their relative fair values at the date of issuance. The Company did not exercise the warrants, and consequently, the warrants expired unexercised on July 21, 2005.

(2)	The Sydney Resource Corporation warrants are exercisable at $0.52 per share until February 4, 2006. Subsequent to December 31, 2005, these warrants expired unexercised.

(3)

In November 2005, Chatworth Resources Inc. (“Chatworth”) (formerly, GMD Resources Corp.) amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. (“ComWest”). Under the amalgamation agreement, the Company’s 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants. Each ComWest warrant entitles the Company to acquire one additional ComWest Class “B” voting common share at $1.207 per share until July 16, 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS

	Balance,	Acquired	Credited	Written	Balance,
	Mar 31,	during the	during the	down during	Dec 31,
Property Acquisition Costs	2005	period	period	the period	2005
British Columbia, Canada
Buck	$55,929	$–	$–	$–	$55,929
Nechako	90,000	–	(47,500)	–	42,500
Witch	10,000	–	–	(10,000)	–
Total	$155,929	$–	$(47,500)	$(10,000)	$98,429

(a)	Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 common shares of the Company to two arm's length parties. Of these 200,000 common shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement with Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, whereby Endurance Gold can acquire a 60% interest in the properties by issuing in staged payments to the Company 250,000 common shares, and by incurring $250,000 in exploration work on the property over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance fulfilled in July 2005, by becoming a publicly-listed company on the TSX Venture Exchange. In August 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. Accordingly, $11,500 was credited against the acquisition cost of the property. In December 2005, Endurance Gold fulfilled the $250,000 exploration expenditure requirement and the Company received its second payment of 200,000 common shares of Endurance Gold at a deemed price of $0.18 per share. Accordingly, the $36,000 was credited to the acquisition cost of the property and Endurance Gold earned its 60% interest in the property. The two arm's length parties from whom the property was acquired waived their right to the 50,000 common shares of the Company referred to above.

At the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property with the Company holding a 40% interest and Endurance Gold holding a 60% interest. The Company has the option of participating in excess expenditures incurred by Endurance Gold above and beyond the required $250,000 in order to maintain its 40% interest. The Company has elected not to participate in the additional expenditures and accordingly, the Company’s interest in the property has been reduced to approximately 33%.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within an area of common interest surrounding the property which now form part of the property and which are subject to the terms of the agreement with Endurance Gold.

(b)	Max Properties

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims, located 65 kilometers northeast of Kamloops, by making staged payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to June 30, 2005. The property is subject to a 2% NSR which can be purchased by the Company for $1 million.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) to obtain an option to earn a 60% joint venture interest with Eagle Plains to develop the 5,075 hectare Acacia property, which is contiguous with and surrounds the Homestake/Kamad property. The Company can earn its 60% interest by making staged payments totaling $125,000 (of which $10,000 was paid in December 2004 and $15,000 was paid in April 2005), issuances of 350,000 common shares of the Company (of which 25,000 were issued in May 2005), and by expending $2,500,000 in exploration over the ensuing four years. The Company may increase its interest to 75% by completing a feasibility study. A definitive agreement was entered into in April 2005.

As the results of exploration work on the Max property were not encouraging, the Company has given notice of termination of the option agreement on the Homestake/Kamad property in December 2005 and is reviewing its commitments under the option agreement on the Acacia property.

(c)	Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property, located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north- northwest of Fort St. James, for a cash payment of $10,000. At that time, the property comprised approximately 4,600 hectares and the Company subsequently, staked an additional 1,750 hectares contiguous to the property. During the period from September 2004 to January 2005, the Company staked and registered an additional 67,961 hectares in the Witch Lake region.

During the quarter ended December 31, 2005, 22,300 hectares of these claims were allowed to lapse as a review of the existing information on the property did not warrant further exploration work by the Company. Accordingly, the acquisition costs were written down.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at March 31, 2005	47,737,142	$22,387,954
Issued during fiscal 2006
Options exercised	7,000	1,190
Warrants exercised	199,998	67,999
Acacia property option payment, May 2005	25,000	9,250
Homestake/Kamad property option payment, June 2005	25,000	9,500
Contributed surplus transferred on options exercised	–	2,962
Warrants exercised, October, 2005	4,465,333	1,518,213
Balance at December 31, 2005	52,459,473	$23,997,068

(c)	Share purchase option compensation plan

The continuity of share purchase options for the period ended December 31, 2005 is:

	Exercise	Mar 31			Expired/	Dec 31
Expiry date	price	2005	Granted	Exercised	Cancelled	2005
May 9, 2005	$0.17	7,000	–	(7,000)	–	–
March 21, 2006	$0.60	2,021,000	–	–	(50,000)	1,971,000
Total		2,028,000	–	(7,000)	(50,000)	1,971,000

Weighted average exercise price		$ 0.60	$ –	$ 0.17	$ 0.60	$ 0.60

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Nine months ended December 31, 2005
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the period ended December 31, 2005 is:

	Exercise	March 31			Expired/	Dec 31
Expiry date	Price	2005	Issued	Exercised	Cancelled	2005
December 31, 2005	$ 0.34	12,349,999	–	4,666,5331	7,684,668	–

Weighted average exercise price		$ 0.34	$ –	$ 0.34	$ –	$ –

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	December 31, 2005	March 31, 2005
Hunter Dickinson Inc. (a)	$546,467	$(89,848)
Hunter Dickinson Group Inc. (b)	(3,200)	(3,424)
Total	$543,267	$(93,272)

	Three months ended Dec 31		Nine months ended Dec 31
Transactions	2005	2004	2005	2004
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$344,881	$458,870	$1,182,375	$1,221,585
Hunter Dickinson Group Inc. (b)	3,200	3,200	9,600	9,600

(a)

Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies owned equally by nine public companies, one of which is the Company, and have certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company’s mineral properties and from the provision of ongoing administrative and technical services.

(b)	Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company.